Exhibit 99

March 21, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Board Meeting of HDFC Bank Limited to be held on April 20, 2024

We wish to inform you that the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) will be held on Saturday, April 20, 2024 to inter-alia consider the following:

a)	Audited financial results for the year ended March 31, 2024 along with the consolidated accounts for the year ended March 31, 2024

b)	Proposal for recommendation of dividend on the equity shares of the Bank for the financial year ended March 31, 2024

The trading window for dealing in securities of the Bank will remain closed from March 25, 2024 to April 22, 2024 (both days inclusive) for the designated employees, directors, etc.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary